SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

SBS BROADCASTING SA

REPORTS THIRD QUARTER 2004 RESULTS

THIRD QUARTER

Net Revenue up by 21%

Station Operating Cash Flow improved by 19%

Adjusted EBITDA improved by 23%

NINE MONTHS

Net Revenue up by 21%

Station Operating Cash Flow improved by 44%

Adjusted EBITDA improved by 54%

LUXEMBOURG, November 1, 2004 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and nine months ended September 30, 2004.

Results, which are attached, are in thousands of euro (except share data) converted from local currencies.  The following report should be read in conjunction with the accompanying financial statements. Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
	2003	2004	% change	2003	2004	% change

Net revenue	€115,228	€139,169	21%	€385,810	€467,050	21%
Station operating cash flow (1)	11,915	14,176	19%	47,093	67,589	44%
Adjusted EBITDA (2)	8,153	10,062	23%	36,780	56,572	54%
Operating income	2,311	1,367	(41)%	19,613	33,744	72%
Net income (loss) (3)	20,064	(2,006)		27,633	12,218

Net income (loss) per common share	€0.70	€(0.06)		€0.97	€0.39

Weighted average common shares(4)	28,621	31,311		28,618	31,175

Cash provided by operating activities	6,418	1,545		27,196	5,898

Station operating cash flow margin(5)	10.3%	10.2%		12.2%	14.5%
Adjusted EBITDA margin(5)	7.0%	7.2%		9.5%	12.1%

(1)          Station operating cash flow (“STOCF”) is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses (for additional information, including a reconciliation to operating income, see page 12).

(2)          Adjusted EBITDA is defined as operating income plus non-cash compensation, depreciation and amortization expenses (for additional information, including a reconciliation to operating income, see page 12).

(3)          The net income (loss) for the three and nine month periods ended September 30, 2003, includes a non-cash investment gain of €30.2 million realized on the Veronica transaction completed on September 1, 2003.

(4)          Weighted average common shares for the three and nine month periods ended September 30, 2004, includes 1,827,047 shares issued in connection with our redemption of the 7% Convertible Subordinated Notes in December 2003.

(5)          Station operating cash flow margin is STOCF expressed as a percentage of net revenue, and Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of net revenue.

Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: “We continued to generate improved results during the third quarter despite strong competition for viewers from the Olympic Games.  Our television stations are performing well and in particular our stations in Hungary, Sweden and Belgium continue to generate impressive results.  We have reduced operating costs as a percentage of revenue, thereby generating significant operating leverage.

“Utilizing our market knowledge and the operating infrastructure of our television group, we are launching new channels across our pan-European footprint and will operate multiple stations in almost all of our markets by year-end. By prudently building on our existing asset base we are strategically positioning the Company to garner an increased share of the overall advertising market and new revenue streams.  With a solid balance sheet and commitment to profitability, we continue to explore accretive transactions in television and radio that will complement our operations as the Company continues to grow.”

Recent Developments

Television

Norway

On July 8, 2004, we acquired a 49.3% minority interest in TV Norge AS for cash consideration of NOK 260 million (€30.8 million) from TV2 AS, increasing our ownership stake in TV Norge AS to 100%.

Digital Channels

On August 16, 2004, the Company launched its digital music service, The Voice TV, in Denmark. With an initial reach of over 60% of Danish television households, the channel primarily targets 12-19 year olds and is co-branded with our leading Danish radio station. The Company intends to launch further co-branded digital music services in Finland, Sweden and Norway before the end of the year. All of the channels will be the first music channels in these markets to be broadcast in the respective local language.  The channels will utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets.  We expect the digital channels to benefit from the development of new revenue streams from subscriptions and transactions resulting from viewers interactions with each channel via SMS and phone lines, including actively selecting videos and participating in chat forums, polls and games.

Hungary

On September 13, 2004, we launched Irisz, our second television channel in the Hungarian market.  The wholly-owned channel is broadcast from 6 p.m. to 11 p.m. on the Hungarian feed of Club, a female-oriented channel that is indirectly owned by UGC Europe BV, our largest shareholder. Irisz, which reaches approximately 700,000 homes through cable carriage, is an entertainment channel focused on the 18-49 female audience. Its programming schedule complements Club’s female focus and leverages our Hungarian program library.  The channel is broadcast from Amsterdam under a Dutch broadcasting license.

Belgium

On October 1, 2004, the Company launched its second television channel in Belgium, VijfTV (“5TV”), with an approximate reach of 97% of Flemish homes through over-the-air broadcast and cable on a must-carry basis. The new channel will be targeted to females aged 20-49 and its schedule will be programmed to complement VT4, our existing television station in Belgium. The new channel will to a large extent utilize VT4’s existing sales, marketing, technical and operating facilities in Flanders.

Radio

Norway & Denmark

On September 8, 2004 we repurchased for €18.6 million in cash, all of the 856,494 SBS common shares used in September 2003 to acquire Radio 1 in Norway and Radio 2 in Denmark from wholly owned subsidiaries of Clear Channel Communications, Inc. and Norsk Aller AS.

Greece

In October 2004, the Greek Council of State granted several applications for the annulment of all 15 four-year FM radio licenses awarded by the Greek Ministry of Press and Mass Media (the “Greek Ministry”) in March 2002, which include the license granted to Lampsi, our FM station in Athens.  The decision was based on a number of alleged deficiencies in the license tender process (and, with respect to Lampsi, on the grounds that Lampsi’s ownership structure does not comply with Greek media law) and is not subject to appeal.  Although the current legal situation remains unclear and it is possible that Lampsi and the other radio stations currently operating under the annulled licenses will have to cease broadcasting, we expect that the Greek Ministry will initiate a new radio license tender in late 2004 or early 2005 and that the radio stations whose licenses were annulled will be permitted to continue to broadcast until new licenses are awarded.  We expect that Lampsi will participate in any new radio license tender in accordance with applicable laws and regulations.

Other

During July, August and September 2004, the Company acquired and redeemed an additional €16.5 million of its 12% Senior Notes due 2008 at a loss of €2.7 million.

On October 20, 2004, we sold our investment in Telitas AS for a cash consideration of € 2.8 million. We will record an investment gain of € 2.6 million on this sale.

Overview

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the US (“US GAAP”).

Our consolidated financial statements for the three and nine months ended September 30, 2004 were affected by the sale of our 30.4% equity interest in TVN and TVN7 in Poland in December 2003, and by the acquisition of the Print operations from Veronica Holding B.V. in September 2003, the acquisition of Radio operations in Norway and Denmark in September 2003, and the merger of our Swedish Radio operations with Bonnier Radio AB in October 2003 (the “2003

Acquired Operations”). They were also to a lesser extent affected by the launch of our first digital television station, The Voice TV, in Denmark in August 2004.

Our consolidated broadcasting operations generate revenue primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars, which are often hedged, and other currencies.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

In the discussions of the results for the three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003, we divide our operations into three segments:

•                  “Television operations”, which include: TVNorge (in Norway), Kanal 5 (in Sweden), TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”; VT4 (in Flemish Belgium), SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”; TV2 (in Hungary); The Voice TV (in Denmark); and other related operations that are not material.

•                  “Radio operations”, which include: The Voice, Pop FM and, from September 2003, Radio 2 and Nyhedsradioen 24/7 (in Denmark) and jointly referred to as “our Danish Radio operations”; The Voice in Stockholm, Radio City in Gothenburg and Malmoe, 106.7 Rockklassiker and Studio 107.5 in Stockholm, and, from October 2003, Mix Megapol, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”; from September 2003, Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”; KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”; and Lampsi (in Greece).

•                  “Print operations”, which include the Veronica Magazine and the Satellite Magazine in the Netherlands. We acquired these magazines on September 1, 2003, and accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

Results from TVN and TVN7 in Poland (through December 2, 2003), prima TV in Romania, and ATV in Austria (through December 4, 2003) are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. These are subsidiaries in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	68.4%	67.1%	69.5%	65.9%
Selling, general and administrative expenses	21.3%	22.7%	18.3%	19.6%
Corporate expenses	3.3%	3.0%	2.7%	2.4%
Non-cash compensation	0.4%	1.1%	0.1%	0.5%
Depreciation and Amortization	4.6%	5.1%	4.3%	4.3%

Three months ended September 30, 2004 compared to three months ended September 30, 2003

Net Revenue

Net revenue increased €23.9 million, or 21%, from €115.2 million for the three months ended September 30, 2003 to €139.2 million for the three months ended September 30, 2004.

Our Television operations net revenue increased €11.6 million, or 12%, due to increased net revenue of €4.7 million, or 33%, from TV2, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €2.2 million, or 23%, and our Dutch Television operations had increased net revenue of €2.0 million, or 5%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €1.8 million, or 21%, due to an increase in viewing shares and in the television advertising market. TV Norge had increased net revenue of €1.3 million, or 13%, and Kanal 5 had increased net revenue of €1.0 million, or 6%, mainly due to increases in the television advertising markets.

Our Radio operations net revenue increased €2.6 million, or 25%, mainly due to net revenue at the 2003 Acquired Operations. Despite additional revenue from the 2003 Acquired Operations, net revenue at our Danish Radio operations decreased €1.5 million, mainly due to a decrease in the Danish radio advertising market compared to the three months ended September 30, 2003 and a decrease in cable fees of approximately € 0.4 million.

Our Print operations had net revenue of €14.8 million for the three months ended September 30, 2004 compared to €5.0 million for the three months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Station Operating Expenses

Station operating expenses increased €14.6 million, or 18%, from €78.8 million for the three months ended September 30, 2003 to €93.3 million for the three months ended September 30, 2004, mainly due to an early launch of the fall schedule at our television stations and expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 68.4% and 67.1% for the three months ended September 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €7.9 million, or 11%, mainly due to increased programming expenses of €4.4 million, or 14%, at our Dutch Television operations, of €1.3 million, or 17%, at VT4 and of €1.2 million, or 21%, at TV Norge. This increase was mainly due to an early launch of the fall schedule in order to meet the competition from the Olympic Games, which were broadcast at competitor stations.

Our Radio operations had increased station operating expenses of €1.4 million, or 34%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €8.1 million for the three months ended September 30, 2004 compared to €2.9 million for the three months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €7.2 million, or 29%, from €24.5 million for the three months ended September 30, 2003 to €31.7 million for the three months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations and increased promotion expenses in connection with the early launch of the fall schedule at our television stations.  Selling, general and administrative expenses expressed as a percentage of net revenue were 21.3% and 22.7% for the three months ended September 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.3 million from €3.8 million for the three months ended September 30, 2003 to €4.1 million for the three months ended September 30, 2004. Corporate expenses expressed as a percentage of net revenue were 3.3% and 3.0% for the three months ended September 30, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation increased €1.0 million from €0.5 million for the three months ended September 30, 2003 to €1.5 million for the three months ended September 30, 2004. The increase was mainly due to a compensation charge of €1.3 million for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company. Non-cash compensation expressed as a percentage of net revenue was 0.4% and 1.1% for the three months ended September 30, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1.9 million, or 35%, from €5.3 million for the three months ended September 30, 2003 to €7.2 million for the three months ended September 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.6% and 5.1% for the three months ended September 30, 2003 and 2004, respectively.

Operating Income

Operating income decreased €1.0 million, or 43%, from €2.3 million for the three months ended September 30, 2003 to €1.3 million for the three months ended September 30, 2004.

Our Television operations had increased operating income of €1.1 million, or 21%, from €5.0 million for the three months ended September 30, 2003 to €6.1 million for the three months ended September 30, 2004. The improvement was mainly due to increased operating income at TV2 of €3.8 million and at our Danish Television operations of €2.3 million. Such increases were partly offset by decreased operating income at our Dutch Television of €3.0 million, and by operating losses at our newly launched station, The Voice TV, of €1.4 million.

Our Radio operations had operating losses of €1.2 million for the three months ended September 30, 2004 compared to operating income of €0.8 million for the three months ended September 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had increased operating income of €1.4 million.

The decrease was also due to increased corporate expenses of €0.3 million, increased non-cash compensation of €1.0 million and increased depreciation and amortization of €1.9 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in income (loss) from unconsolidated subsidiaries improved €6.2 million from a loss of €6.5 million for the three months ended September 30, 2003 to a loss of €0.3 million for the three months ended September 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of an impairment charge of €6.1 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €3.2 million, or 57%, from €5.6 million for the three months ended September 30, 2003 to €2.4 million for the three months ended September 30, 2004. The decrease was mainly due to reduced interest expense of €0.8 million as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, a €0.9 million non-cash gain on an interest rate swap related to our Senior Notes, a €0.5 million decrease due to the redemption of €31.0 million of our Senior Notes and €0.5 million higher interest income.

Foreign Exchange Gain

Foreign exchange gain decreased €2.4 million from €3.9 million for the three months ended September 30, 2003 to €1.5 million for the three months ended September 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

In the three months ended September 30, 2003, we recorded net investment gains of €30.1 related to a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the acquisition of our Print operations. In the three months ended September 30, 2004, we recorded a gain of €2.2 million reflecting an increase in the fair value of our 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5 per share.

Gain (Loss) on Extinguishment of Debt

In the three months ended September 30, 2004, we recorded a loss of €2.7 million realized on the extinguishment of €16.5 million principal amount of our Senior Notes.  We recorded no gain (loss) on extinguishment of debt for the three months ended September 30, 2003.

Other Expenses, Net

Other expenses, net, decreased €0.7 million, from €1.1 million for the three months ended September 30, 2003 to €0.4 million for the three months ended September 30, 2004.

Income Taxes

Income taxes increased €1.5 million, from €0.9 million for the three months ended September 30, 2003 to €2.4 million for the three months ended September 30, 2004, mainly due to increased income before taxes at our Dutch Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income decreased €22.1 million from an income of €20.1 million for the three months ended September 30, 2003 to a loss of €2.0 million for the three months ended September 30, 2004. Without the non-cash investment gain in 2003 on the Veronica transaction, the net loss decreased €8.1 million from €10.1 million for the three months ended September 30, 2003 to €2.0 million for the three months ended September 30, 2004.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Net Revenue

Net revenue increased €81.2 million, or 21%, from €385.8 million for the nine months ended September 30, 2003 to €467.0 million for the nine months ended September 30, 2004.

Our Television operations net revenue increased €30.0 million, or 9%, due to increased net revenue of €11.1 million, or 21%, from TV2, primarily reflecting an increase in the television advertising market. VT4 had increased net revenue of €7.8 million, or 22%, and our Dutch Television operations had increased net revenue of €6.1 million, or 5%, mainly due to increased viewing shares. Our Danish Television operations had an increase in net revenue of €2.8 million, or 10%, Kanal 5 had increased net revenue of €1.8 million, or 3%, and TV Norge had increased net revenue of €0.4 million, or 1%, primarily due to increases in the television advertising markets.

Our Radio operations net revenue increased €10.5 million, or 35%, mainly due to revenue at the 2003 Acquired Operations. Despite net revenue from the 2003 Acquired Operations, net revenue at our Danish Radio operations decreased €2.4 million, mainly due to a decrease in cable fees of €1.2 million and a decrease in the Danish radio advertising market compared to the nine months ended September 30, 2003.

Our Print operations had net revenue of €45.7 million for the nine months ended September 30, 2004 compared to €5.0 million for the nine months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Station Operating Expenses

Station operating expenses increased €39.8 million, or 15%, from €268.1 million for the nine months ended September 30, 2003 to €307.9 million for the nine months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations. Station operating expenses expressed as a percentage of net revenue were 69.5% and 65.9% for the nine months ended September 30, 2003 and 2004, respectively.

The station operating expenses at our Television operations increased €9.6 million, or 4%, mainly due to increased programming expenses of €7.4 million, or 7%, at our Dutch Television operations and €1.8 million, or 7%, at VT4. This increase was mainly due to an early launch of the fall schedule in order to meet the competition from the Olympic Games, which were broadcast at competitor stations. Our Danish Television operations had increased programming expenses of €1.7 million, or 8%, following the re-launch of both stations in April 2004. Such increases were partly offset by reduced programming expenses of €1.5 million, or 4%, at TV2 and of €0.9 million, or 4%, at TV Norge.

Our Radio operations had increased station operating expenses of €7.1 million, or 59%, mainly due to expenses at the 2003 Acquired Operations.

Our Print operations had print and distribution expenses of €26.0 million for the nine months ended September 30, 2004 compared to €2.9 million for the nine months ended September 30, 2003, where the Print operations were included from September 1, 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €21.0 million, or 30%, from €70.6 million for the nine months ended September 30, 2003 to €91.6 million for the nine months ended September 30, 2004, mainly due to expenses at the 2003 Acquired Operations and increased promotion expenses in connection with the early launch of the fall schedule at our television stations.  Selling, general and administrative expenses expressed as a percentage of net revenue were 18.3% and 19.6% for the nine months ended September 30, 2003 and 2004, respectively. As our Radio operations typically have relatively higher selling, general and administrative expenses compared to our Television and Print operations, the increase in expenses expressed as a percentage of net revenue reflects the higher proportion of expenses related to our Radio operations due to the 2003 Acquired Operations.

Corporate Expenses

Corporate expenses increased €0.7 million, or 7%, from €10.3 million for the nine months ended September 30, 2003 to €11.0 million for the nine months ended September 30, 2004, mainly due to an increase in corporate headcount. Corporate expenses expressed as a percentage of net revenue were 2.7% and 2.4% for the nine months ended September 30, 2003 and 2004, respectively.

Non-cash Compensation

Non-cash compensation increased €2.0 million from €0.5 million for the nine months ended September 30, 2003 to €2.5 million for the nine months ended September 30, 2004. The increase was mainly due to a compensation charge of €1.3 million for the extension of the expiry date for 250,000 stock options issued in 1994 to the Chairman of the Company. Non-cash compensation expressed as a percentage of net revenue was 0.1% and 0.5% for the nine months ended September 30, 2003 and 2004, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €3.6 million, or 22%, from €16.7 million for the nine months ended September 30, 2003 to €20.3 million for the nine months ended September 30, 2004, mainly due to depreciation and amortization expenses associated with our 2003 Acquired Operations. Depreciation and amortization expenses expressed as a percentage of net revenue were 4.3% and 4.3% for the nine months ended September 30, 2003 and 2004, respectively.

Operating Income

Operating income increased €14.1 million, or 72%, from €19.6 million for the nine months ended September 30, 2003 to €33.7 million for the nine months ended September 30, 2004.

Our Television operations had increased operating income of €17.9 million, or 68%, from €26.4 million for the nine months ended September 30, 2003 to €44.3 million for the nine months ended September 30, 2004. The improvement was mainly due to increased operating income at TV2 of €9.8 million, at VT4 of €5.0 million and at our Danish Television operations of €2.5 million.

Our Radio operations had operating losses of €5.0 million for the nine months ended September 30, 2004 compared to operating income of €3.3 million for the nine months ended September 30, 2003, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Our Print operations had operating income of €7.9 million.

The increased income from operations was partly reduced by increased corporate expenses of €0.7 million, increased non-cash compensation of €2.0 million and increased depreciation and amortization of €3.6 million.

Equity in Loss from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries decreased €2.7 million from €4.3 million for the nine months ended September 30, 2003 to €1.6 million for the nine months ended September 30, 2004, primarily related to our investment in prima TV. The decrease was mainly attributable to the absence in 2004 of a net loss of €3.3 million related to our investment in TVN and TVN7 in Poland, which was sold in December 2003.

Net Interest Expense

Net interest expense decreased €7.8 million, or 45%, from €17.4 million for the nine months ended September 30, 2003 to €9.6 million for the nine months ended September 30, 2004. The decrease was mainly due to a €2.6 million reduction in interest expense as a result of our redemption of the 7% Convertible Subordinated Notes in December 2003, a €1.4 million non-cash gain on an interest rate swap related to our Senior Notes, a €0.7 million decrease due to the redemption of €31.0 million of our Senior Notes and €2.1 million higher interest income.

Foreign Exchange Gain

Foreign exchange gain decreased €6.3 million from €8.5 million for the nine months ended September 30, 2003 to €2.2 million for the nine months ended September 30, 2004. The decrease in foreign exchange gain is mainly due to the absence of gains on our 7% Convertible Subordinated Notes, which we redeemed in December 2003.

Investment Gain

In the nine months ended September 30, 2003, we recorded net investment gains of €30.1 million, mainly a non-cash investment gain realized on our share of the transfer of 10% equity interest in our Dutch Television operations as consideration for the acquisition of our Print operations. In the nine months ended September 30, 2004, we recorded a gain of €5.0 million reflecting an increase in the fair value of our 1.7 million warrants that are exercisable into common shares of Lions Gate Entertainment Corp. until December 31, 2004 at an exercise price of $5.00 per share.

Gain (Loss) on Extinguishment of Debt

In the nine months ended September 30, 2003, we recorded a gain of €0.1 million realized on the extinguishment of $5.0 million principal amount of our 7% Convertible Subordinated Notes. In the nine months ended September 30, 2004, we recorded a loss of €5.1 million realized on the extinguishment of €31.0 million principal amount of our Senior Notes.

Other Expenses, Net

Other expenses, net, decreased €0.1 million, from €1.9 million for the nine months ended September 30, 2003 to €1.8 million for the nine months ended September 30, 2004.

Income Taxes

Income taxes increased €5.2 million, from €3.3 million for the nine months ended September 30, 2003 to €8.5 million for the nine months ended September 30, 2004, mainly due to increased income before taxes at our Dutch Print operations and at VT4 in Belgium.

Net Income

As a result of the foregoing, our net income decreased €15.4 million from €27.6 million for the nine months ended September 30, 2003 to €12.2 million for the nine months ended September 30, 2004. Without the non-cash investment gain in 2003 on the Veronica transaction, the net income increased €14.8 million from a loss of €2.6 million for the nine months ended September 30, 2003 to an income of €12.2 million for the nine months ended September 30, 2004.

Station Operating Cash Flow

“Station operating cash flow” is defined as operating income plus corporate expenses, non-cash compensation, depreciation and amortization expenses. We believe that station operating cash flow is a metric widely used by the broadcasting industry as a measure of operating effectiveness and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses.  Station operating cash flow is not, and should not be used as, an indicator of or an alternative to operating income, net income, or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

The following table reconciles operating income to Adjusted EBITDA and station operating cash flow:

		Three months ended September 30,		Nine months ended September 30,
		2003	2004	2003	2004

Operating income		€2,311	€1,367	€19,613	€33,744

Add:	Non-cash compensation	507	1,540	507	2,554
	Depreciation	3,367	2,991	10,739	9,374
	Amortization	1,968	4,164	5,921	10,900
Adjusted EBITDA		€8,153	€10,062	€36,780	€56,572

Add:	Corporate expenses	3,762	4,114	10,313	11,017
Station operating cash flow		€11,915	€14,176	€47,093	€67,589

Station operating cash flow increased €2.3 million from €11.9 million for the three months ended September 30, 2003 to €14.2 million for the three months ended September 30, 2004. The increase was primarily attributable to increased station operating cash flow at our Print operations of €2.5 million.

For the nine months ended September 30, 2004, station operating cash flow increased €20.5 million compared to the nine months ended September 30, 2003. The increase was primarily attributable to increased station operating cash flow at our Television operations of €15.4 million, and station operating cash flow at our Print operations of €11.1 million. The increase at our Television operations was mainly attributable to improvements at TV2 of €9.5 million and at VT4 of €4.8 million. Our Radio operations had decreased station operating cash flow of €5.3 million, mainly due to operating losses at the 2003 Acquired Operations and the decrease in net revenue at our Danish Radio operations.

Disclosure required by the Indenture

The following disclosure is required by the indenture for our 12% Senior Notes, dated as of September 14, 2001, and as amended July 13, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee (“the Indenture”).

	Twelve months ended September 30, 2003	Twelve months ended September 30, 2004
Restricted Group adjusted EBITDA (1) (2)	€72,622	€95,754

Unrestricted Group adjusted EBITDA (1) (2)	(7,972)	(2,911)

Consolidated adjusted EBITDA (1)	€64,650	€92,843

(1)          Adjusted EBITDA represents operating income before depreciation and amortization expenses and non-cash compensation. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because not all companies calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)          Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Unrestricted Subsidiaries (as defined in the Indenture). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our Restricted Subsidiaries (as defined in the indenture) that are consolidated and thus excludes the unconsolidated subsidiary Ameron Srl. (prima TV in Romania).

(3)          The following table reconciles operating income to Adjusted EBITDA:

		Three months ended September 30,		Twelve months ended September 30,
		2003	2004	2003	2004
Operating income		€2,311	€1,367	€39,217	€57,336
Add:	Non-cash compensation	507	1,540	1,445	7,013
	Depreciation	3,367	2,991	15,788	13,755
	Amortization	1,968	4,164	8,200	14,739
Consolidated Adjusted EBITDA		€8,153	€10,062	€64,650	€92,843

Cash Flow

Cash provided by operations was €5.9 million for the nine months ended September 30, 2004, compared to €27.2 million for the nine months ended September 30, 2003. The decrease was partly due to a €13.1 million reduction in prepaid subscription fees within our Print operations, and partly due to a €12.6 million decrease related to prepayments for program rights, settlement of program right payables and an increase of our program rights inventory.

Cash used in investing activities was €73.4 million for the nine months ended September 30, 2004, compared to cash provided by investing activities of €9.2 million for the nine months ended September 30, 2003. The increase was mainly due to the acquisition in 2004 of the 49.3% minority interest in TV Norge (30.8 million), and the cash settlement of the consideration for the acquisition of Radio 1 in Norway and Radio 2 in Denmark (18.6 million). Cash capital expenditure increased €11.4 million from €11.6 million for the nine months ended September 30, 2003 to €23.0 million for the nine months ended September 30, 2004. The cash provided by investing activities in 2003 was mainly due to the cash acquired with the Print operations in a non-cash transaction and proceeds from the sale of our investments in Lions Gate Entertainment Corp. and BetandWin.

Cash used in financing activities was €35.6 million for the nine months ended September 30, 2004, compared to €10.4 million for the nine months ended September 30, 2003. The change mainly reflects the acquisition and redemption of €31.0 million of our Senior Notes in the nine months ended September 30, 2004 compared to the acquisition and redemption of $5.0 million of the 7% Convertible Subordinated Notes in the nine months ended September 30, 2003.

As a result of the above, our cash and cash equivalents decreased €103.4 million from €245.8 million at December 31, 2003 to €142.4 million at September 30, 2004.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: (i) the statement that we are utilizing our market knowledge and operating infrastructure to launch new channels across our pan-European footprint and will operate multiple stations in almost all of our markets by year-end; (ii) the statement that by prudently building on our existing asset base we are strategically positioning the Company to garner an increased share of the overall advertising market and new revenue streams; (iii) the statement that with a solid balance sheet and commitment to profitability, we continue to explore accretive transactions in television and radio that will complement our operations as the Company continues to grow; (iv) the statements that we intend to launch further co-branded digital music services in Finland, Sweden and Norway before the end of the year, that such channels will be the first music channels in these markets to be broadcast in their respective local language, that the channels will utilize the operating expertise and marketing resources provided by our established television stations, as well as benefit from our extensive music experience in operating our radio stations in these markets and that we expect the digital channels to benefit from the development of new revenue streams from subscriptions and transactions resulting from viewers interactions with each channel via SMS and phone lines, including actively selecting videos and participating in chat forums, polls and games; (v) the statements that our new Belgian television channel will be targeted to females aged 20-49, that its schedule will be programmed to complement VT4 and that it will to a large extent utilize our existing sales, marketing, technical and operating facilities in Flanders; (vi) the statements that we expect the Greek Ministry will initiate a new radio license tender in late 2004 or early 2005 and that the radio stations whose licenses were annulled will be permitted to broadcast until new licenses are awarded; and (vii) the statement that we expect that Lampsi will participate in any new radio license tender in accordance with applicable laws and regulations. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting, and publishing industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

The Company will host a teleconference to discuss its results on Monday, November 1, 2004 at 10:00 (New York Time), which is 4:00 p.m. (Luxembourg Time). To access the teleconference, please dial +1-973-321-1100 ten minutes prior to the start time. The teleconference will also be available via live web-cast on the Company’s Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through November 8, 2004 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (international callers), pass-code 5167866. The web-cast will be archived on the Company’s Web site for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania, and Sweden. In addition, SBS has publishing operations in The Netherlands.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:

Michael Smargiassi

Jeff Pryor

Catriona Cockburn

Brainerd Communicators, Inc.

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667

Tel: +1 818 382 2233

Tel: +44 207 282 2924

smarg@braincomm.com

jeff@pryorpr.com

catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Net revenue	€115,228	€139,169	€385,810	€467,050

Operating expenses:
Station operating expenses	78,784	93,336	268,073	307,887
Selling, general and administrative expenses	24,529	31,657	70,644	91,574
Corporate expenses	3,762	4,114	10,313	11,017
Non-cash compensation	507	1,540	507	2,554
Depreciation	3,367	2,991	10,739	9,374
Amortization	1,968	4,164	5,921	10,900
Total operating expenses	112,917	137,802	366,197	433,306

Operating income	2,311	1,367	19,613	33,744

Equity in loss from unconsolidated subsidiaries	(6,536)	(319)	(4,320)	(1,616)
Interest income	404	911	872	2,921
Interest expense	(6,001)	(3,337)	(18,286)	(12,502)
Foreign exchange gain	3,881	1,512	8,543	2,238
Investment gain	30,115	2,222	30,061	5,011
Gain (loss) on extinguishments of debt	—	(2,661)	109	(5,124)
Other expense, net	(1,146)	(408)	(1,882)	(1,780)

Income (loss) before income taxes and minority interest	23,028	(713)	34,710	22,892

Income taxes	(931)	(1,448)	(3,321)	(8,481)

Income (loss) before minority interest	22,097	(2,161)	31,389	14,411

Minority interest in (income) loss, net	(2,033)	155	(3,756)	(2,193)

Net income (loss)	€20,064	€(2,006)	€27,633	€12,218

Net income (loss) per common share - basic:	€0.70	€(0.06)	€0.97	€0.39
Net income (loss) per common share - diluted:	€0.67	€(0.06)	€0.96	€0.37

Weighted average common shares - basic	28,621	31,311	28,618	31,175

Weighted average common shares - diluted	31,561	31,311	28,674	33,264

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2003	September 30, 2004
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€245,836	€142,427
Short-term investments	528	5,447
Accounts receivable trade, net of allowance for doubtful accounts of €4,799 (€4,990 in 2003)	95,533	90,666
Accounts receivable, affiliates	1,404	2,488
Restricted cash and cash in escrow	1,853	2,555
Program rights inventory, current	102,880	123,907
Other current assets	18,149	25,716
Total current assets	466,183	393,206

Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,581	39,083
Goodwill	149,480	161,780
Other intangible assets, net of accumulated amortization	73,517	88,359
Program rights inventory, non-current	65,079	67,339
Deferred financing cost, net of accumulated amortization	4,447	2,792
Investments in and advances to unconsolidated subsidiaries	3,791	3,104
Other assets	1,200	940
Total assets	€799,278	€756,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€34,537	€32,221
Accrued expenses	65,459	68,293
Program rights payable, current	58,921	64,076
Income taxes payable	4,378	6,857
Current portion of long-term debt	3,328	3,207
Deferred income, current	41,862	31,997
Other current liabilities	20,031	11,766
Total current liabilities	228,516	218,417

Program rights payable, non-current	31,190	28,355
12% senior notes due 2008	134,700	103,655
Other long-term debt	8,909	7,842
Deferred tax, non-current	27,440	35,532
Other non-current liabilities	29,405	7,321
Minority interest	61,051	53,847

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 31,451,092 (31,016,834 in 2003) at par value €2.00)	62,034	62,902
Additional paid-in capital	669,835	678,094
Accumulated deficit	(444,749)	(432,531)
Unearned compensation	(1,499)	(1,494)
Treasury shares (997 common shares)	(28)	(28)
Accumulated other comprehensive loss	(7,526)	(5,309)
Total shareholders’ equity	278,067	301,634
Total liabilities and shareholders’ equity	€799,278	€756,603

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Nine months ended September 30,
	2003	2004
Cash flows from operating activities:
Net income	€27,633	€12,218
Adjustments to reconcile net income to net cash provided by operating activities:
Revenue recorded in exchange for equity investments	(719)	(916)
Non-cash compensation	507	2,554
Depreciation and amortization	16,660	20,274
Equity in (income) loss from unconsolidated subsidiaries	7,688	1,616
Non-cash interest expense	1,143	729
Foreign exchange gain on long-term debt	(5,661)	(110)
Investment (gain) losses, net	(29,772)	(5,011)
Loss (gain) on extinguishments of debt	(109)	5,124
Minority interest in income	3,756	2,193
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	1,136	5,821
Accounts receivable, affiliates	(343)	(779)
Program rights inventory, net	(7,271)	(19,916)
Other current assets	(6,925)	(4,831)
Other non-current assets	(371)	192
Accounts payable and accrued expenses	14,901	(6,640)
Deferred income	(1,121)	(9,045)
Other liabilities	6,064	2,425
Cash provided by operating activities	27,196	5,898

Cash flows from investing activities:
Proceeds from sale of short-term investments	9,372	—
Cash capital expenditure	(11,638)	(23,037)
Payment for purchase of acquired business, net of cash acquired	11,487	(50,337)
Cash provided by (used in) investing activities	9,221	(73,374)

Cash flows from financing activities:
Net change in short-term borrowings	(1,175)	—
Proceeds from issuance of common shares	—	6,578
Net change in restricted cash and cash in escrow	(393)	(685)
Payment of long-term debt	(8,755)	(41,496)
Payment of capital lease obligation	(112)	—
Cash used in financing activities	(10,435)	(35,603)

Effect of exchange rate changes on cash and cash equivalents	(1,936)	(330)

Net change in cash and cash equivalents	24,046	(103,409)

Cash and cash equivalents, beginning of period	67,026	245,836
Cash and cash equivalents, end of period	€91,072	€142,427

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)

(in thousands of euro)

		Three months ended September 30,		Nine months ended September 30,
		2003	2004	2003	2004
Television segment
Net revenue:
TV Norge	(in Norway)	€9,883	€11,156	€36,142	€36,553
Kanal 5	(in Sweden)	16,358	17,392	58,953	60,776
TV Danmark and Kanal 5	(in Denmark)	8,670	10,449	28,919	31,689
VT4	(in Belgium)	9,525	11,675	35,341	43,108
SBS6, NET5 and Veronica	(in the Netherlands)	38,901	40,864	134,365	140,458
TV2	(in Hungary)	14,003	18,654	52,852	63,913
Broadcast Text and other		2,502	1,271	3,644	3,713
Total net revenue		99,842	111,461	350,216	380,210

Station operating expenses		71,710	79,565	253,275	262,856
Selling, general and administrative expenses		18,566	21,785	56,084	61,069
Depreciation and amortization		4,529	4,008	14,418	11,976
Total operating expenses		94,805	105,358	323,777	335,901
Income from operations		€5,037	€6,103	€26,439	€44,309

Radio segment
Net revenue:
Denmark		€3,806	€2,286	€10,387	€7,990
Sweden		1,960	4,030	6,113	12,299
Norway		821	2,365	821	6,837
Finland		3,002	3,423	10,622	10,809
Greece		762	797	2,616	3,156
Total net revenue		10,351	12,901	30,559	41,091

Station operating expenses		4,219	5,649	11,943	19,021
Selling, general and administrative expenses		4,563	6,431	13,160	21,902
Depreciation and amortization		766	2,033	2,202	5,096
Total operating expenses		9,548	14,113	27,305	46,019
Income (loss) from operations		€803	€(1,212)	€3,254	€(4,928)

Print segment
Net revenue		€5,035	€14,807	€5,035	€45,749

Station operating expenses		2,855	8,122	2,855	26,010
Selling, general and administrative expenses		1,400	3,441	1,400	8,603
Depreciation and amortization		40	1,114	40	3,202
Total operating expenses		4,295	12,677	4,295	37,815
Income from operations		€740	€2,130	€740	€7,934

Consolidated
Net revenue:		€115,228	€139,169	€385,810	€467,050
Income from operating segments		6,580	7,021	30,433	47,315
Corporate expenses		(3,762)	(4,114)	(10,313)	(11,017)
Non-cash compensation		(507)	(1,540)	(507)	(2,554)
Operating income		€2,311	€1,367	€19,613	€33,744

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 1, 2004

SBS BROADCASTING S.A.

		By:	/s/ Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer